COLUMBIA FUNDS SERIES TRUST I

225 Franklin Street

Boston, MA 02110

September 27, 2018

VIA EDGAR

Mr. Mark Cowan

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Columbia Funds Series Trust I (the Registrant)
CMG Ultra Short Term Bond Fund

(to be known as Columbia Ultra Short Term Bond Fund on 12/1/2018) (the Fund)

Post-Effective Amendment No. 334
File Nos. 002-99356 /811-04367

Dear Mr. Cowan:

Enclosed for filing on behalf of the Registrant is Post-Effective Amendment No. 334 to the registration statement of the Registrant on Form N-1A (the Amendment) under Rule 485(a)(1) of the Securities Act of 1933. The purpose of the Amendment is to update the Fund’s prospectus and Statement of Additional Information (SAI) to add two new share classes. Shareholders are considering a proposed management agreement that would unbundle the current unified fee structure; the proposal will be voted upon at a special meeting of shareholders on October 17, 2018. However, if shareholders reject the proposal, we will not add new share classes to the Fund.

Registrant respectfully requests selective review of this Amendment in accordance with SEC Release No. IC-13768 (Feb. 15, 1984). This selective review request is made because all sections of the prospectus and SAI, are identical or substantially similar to those found in prior filings by the Registrant.

No fees are required in connection with the Post-Effective Amendment filing.

If you have any questions, please contact either me at (212) 850-1703 or MaryEllen McLaughlin at (617) 385-9540.

Sincerely,

/s/ Joseph D’Alessandro
Joseph D’Alessandro
Assistant Secretary
Columbia Funds Series Trust I